UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

American Locker Group Incorporated

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

027284108

(CUSIP Number)

Corporate Secretary

American Locker Group Incorporated

P. O. Box 169

Coppell, Texas 75019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 027284108	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald Lee Dunn
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Personal Funds
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON (see instructions) IN

13D

CUSIP No. 027284108	Page 3 of 4 Pages

Item 1.	Security and Issuer.

This Amendment Number 1 to Schedule 13D (this “Schedule”) relates to shares of common stock, par value $1.00 per share (“Common Stock”), of American Locker Group Incorporated (the “Issuer”) beneficially held by the reporting person. The address of the principal executed offices of the Issuer is 2701 Regent Blvd., Suite 200, DFW Airport, Texas 75261.

Item 2.	Identity and Background.

(a)	Name: Donald Lee Dunn

(b)	Business Address: 1201 Lincoln Mall, Suite 102

Lincoln,	NE 68508

(c)	Present Occupation: President & CEO, Universal Mfg. Co.

(d)	During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States of America.

Item 3.	Source or Amount of Funds or Other Consideration.

Personal funds

Item 4.	Purpose of Transaction.

The reporting person sold all shares of Common Stock previously owned at price ranging from .023 per share to .025 per share.

Item 5.	Interest in Securities of the Issuer.

The reporting person has liquidated his entire ownership interest in Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

[Not Applicable.]

Item 7.	Material to Be Filed as Exhibits.

[Not Applicable.]

13D

CUSIP No. 027284108	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Donald L. Dunn

/s/ Donald L. Dunn

December 10, 2014 Date